ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
State Street Variable Insurance Series Funds, Inc.		11907115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 30, 2016	December 30, 2015 to December 30, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

GE Investment Funds, Inc.

is changed to:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments S&P 500 Index Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street S&P 500 Index V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Core Value Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Core Value Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Income Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Income V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Premier Growth Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Premier Growth Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Real Estate Securities Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Real Estate Securities V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Small-Cap Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Small-Cap Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Total Return Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Total Return V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments U.S. Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street U.S. Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

GE Institutional Funds

is changed to:

State Street Institutional Funds

•	GE Institutional Income Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Income Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional International Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional International Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Premier Growth Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Premier Growth Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional S&P 500 Index Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional S&P 500 Index Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Small-Cap Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Small-Cap Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Strategic Investment Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Strategic Investment Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional US Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional US Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional US Large-Cap Core Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional US Large-Cap Core Equity Fund, a series fund of:

State Street Institutional Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
State Street Variable Insurance Series Funds, Inc.		11907115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 30, 2016	December 30, 2015 to June 30, 2017	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on June 30, 2017

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)

ELFUN TRUSTS

ELFUN INTERNATIONAL EQUITY FUND

ELFUN DIVERSIFIED FUND

ELFUN INCOME FUND

ELFUN TAX-EXEMPT INCOME FUND

ELFUN GOVERNMENT MONEY MARKET FUND

I, Jesse Hallee, Secretary of Elfun Diversified Fund, Elfun Income Fund, Elfun International Equity Fund, Elfun Government Money Market Fund, Elfun Tax-Exempt Income Fund and Elfun Trusts (the “Elfun Funds”), do hereby certify that attached hereto as Exhibit A are true and correct copies of resolutions duly adopted by the Boards of Trustees of the Elfun Funds at a meeting held on November 29, 2016; and such resolutions have not been amended, modified or rescinded and remain in full force and effect.

IN WITNESS WHEREOF, I have hereunto signed my name this 27th day of January, 2017.

/s/ Jesse Hallee
Jesse Hallee
Secretary

EXHIBIT A

Approval of Extension of Fidelity Bond (for the Elfun Funds)

WHEREAS:	At a meeting held on December 14, 2015, the Board of the Elfun Funds authorized and directed management to procure a fidelity bond for the Elfun Funds pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS:	Management has recommended that the Board approve the extension of the term of the Elfun Funds’ fidelity bond from December 30, 2016 to June 30, 2017, for an additional premium of $40,720 (the “Bond”); and

WHEREAS:	The Board, including the Independent Trustees, have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding the extension of the Bond.

NOW, THEREFORE, BE IT

RESOLVED:	That the Boards, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) (the “Independent Trustees”), hereby approves the extension of the Bond; and further

RESOLVED:	That the Board, including a majority of the Independent Trustees, finds that the coverage provided by the extension of the Bond, for the period from December 30, 2016 through June 30, 2017 and in the aggregate amount of $20,925,000 issued by ICI Mutual Insurance Company, a Risk Retention Group, in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount taking into consideration (i) the value of the aggregate assets of the Elfun Funds to which any covered person under the Bond may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets and (iii) the nature of the securities in the Elfun Funds’ investment portfolio,; and further

RESOLVED:	That the Board, including a majority of the Independent Trustees, hereby determines that the additional premium of $40,720 for the extension of the Bond is fair and reasonable, taking into consideration all relevant factors including, but not limited to, (i) the number of the other parties named as insured, (ii) the nature of the business activities of such other parties, (iii) the amount of the joint insured bond, (iv) the amount of the premium for such bond, (v) the ratable allocation of the premium among all parties named as insureds, and (vi) the extent to which the share of the premium allocated to any Elfun Funds is less than the premium such Elfun Fund would have had to pay if it had provided and maintained a single insured bond, and that the additional premium be, and it hereby is, approved; and further

RESOLVED:	That the Treasurer or Secretary of the Elfun Funds shall file, or cause to be filed, a copy of the amended Bond and appropriate notices with the SEC in accordance with Rule 17g-1(g); and further

RESOLVED:	That the officers of the Elfun Funds be, and they hereby are, authorized and directed to take such actions as they deem necessary and appropriate to carry out the intent and to accomplish the purpose of the foregoing resolutions.